

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 13, 2010

Robert L. Clayton
Chief Financial Officer
Spherix, Inc.
6430 Rockledge Drive, Suite 503
Bethesda, Maryland 20817

        RE: Spherix, Inc.
                Form 10-K for the Year Ended December 31, 2008
                Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and
                September 30, 2009
                File No. 0-05576

Dear Mr. Clayton:

      We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

      If you have any further questions regarding our review of your filings, please
direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to
the undersigned at (202) 551-3769.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief